Exhibit 99.2

BAJA MINING CORP.

Management Discussion and Analysis

QUARTERLY REPORT – March 31, 2008

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the quarter March 31, 2008. The following information should be read in conjunction with the accompanying interim unaudited consolidated financial statements, the notes to the unaudited consolidated financial statements and with the audited consolidated financial statements for the year ended December 31, 2007, all of which are available at the SEDAR website at www.sedar.com. This MD&A is current as of May 12, 2008.

Nature of Business

Baja Mining Corp. (the “Company”) is engaged in the exploration and development of its mineral properties in Mexico, focusing on the El Boleo copper-cobalt-zinc-manganese deposit (“Boleo Project”) located at Santa Rosalia, Baja California Sur, Mexico. The Boleo Project is now in the development stage, and Baja’s three key objectives for the Boleo Project are:

•

closing the development partnership announced on April 17, 2008, whereby the Korean consortium led by Korean Resources Corporation (“Kores”) obtain a 30% stake;

•

completing the various senior and subordinated financing arrangements; and

•

continuing our engineering, procurement and construction build up to full targets.

The Company owns the Boleo Project through Mintec Processing Ltd., its wholly owned subsidiary, which owns 100% of a Mexican subsidiary Invebaja S.A. de C.V, which in turn owns all of the shares of Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”).

Overall Performance

Development Partner and Construction Financing

On April 17, 2008 the Company announced a new development partner and financing arrangements for the construction of its Boleo Project. The Company entered into an agreement with a Korean consortium (the “Consortium”) pursuant to which the Consortium will acquire a 30% interest in the Project through the acquisition of a 30% interest in MMB.

As consideration for the acquisition of a 30% interest in the Project, the Consortium will provide a financing package of up to US$435 million. This will consist of an up-front cash payment to Baja, reimbursement of agreed project expenditures since completion of the DFS, payment of the Consortium’s proportionate share of project capital costs and, in conjunction with a Korean lending agency, a package of senior and subordinated debt financing. In addition, the Consortium will provide a completion guarantee in respect of its share of project financing. Through the transaction, the Consortium will also acquire a right to offtake 30% of the El Boleo mine’s production on commercial terms.

As part of the agreement, the Company is in discussions with Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group (“HVB”) about increasing the size of the senior debt financing through the involvement of the Korean lending agency.

The lead member of the Consortium, Kores is a state-owned corporation of the Government of the Republic of Korea with a mandate to pursue resource development opportunities to supply Korea’s expanding industrial economy. Baja is very pleased to be working with an excellent partner that brings natural resources experience and additional financial strength to the Project.

In addition to normal conditions precedent for transactions of this nature, the transactions are subject to the approval of the Boards of the Korean Consortium and Baja, the government of Korea and the Mexican Federal Commission of Competition, and are also subject to the negotiation and bank approval of the final debt terms and credit structure. Baja and its Financial Advisor, Endeavour Financial International Corporation (“Endeavour”), continue to advance these final negotiations with a view to closing each transaction as expeditiously as possible.

Capital Cost Update

The Company completed a Definitive Feasibility Study (“DFS”) on the Project in May 2007. The DFS noted that the capital cost estimate was current to early 2007 with respect to mine capital, but that most of the process plant capital estimate was from June 2006. The DFS estimated the capital cost to construct the mine and mill facility at US$568 million (approximately US$680 million with finance costs, contractor fees, working capital and spares).

Recognizing that there has been severe cost escalation in other recently announced projects, Baja elected to update the DFS capital cost estimate, with the assistance of the construction contractor, The Industrial Company (“TIC”), of Steamboat Springs, Colorado, and TIC’s wholly owned Mexican subsidiary, MexTICa. Orders for approximately 60% of the process equipment have been placed (representing approximately 23% of the construction cost of the project), primarily via 3 major packages: (1) the acid plant and cogeneration facility with SNC Lavalin-Fenco; (2) the front-end ore and limestone preparation circuits (crushing, grinding, and screening, as well as solid/liquid separation) with FL Smidth; and (3) the solvent extraction and Electrowinning circuits with Bateman Litwin.

There is low risk on price escalation of these packages going forward. While the capital cost review is at a feasibility study level, it has the added advantage of the detailed review by the construction contractor.

The cost review has indicated that the capital cost of the project has increased to US$890 million (including contractor’s profit, which was not included in the initial estimate, as well as a 12% contingency). Working capital, financing costs and pre-production interest during construction are expected to add approximately US$101 million, for a total funding requirement of approximately US$991 million. The difference between the total funding required and funding arranged to date is anticipated to be provided in part from cash on hand, and the balance either by a Baja equity contribution or a combination of equity and possible financing related to metal off-take contracts. Baja and Endeavour continue to hold discussions with various parties regarding the provision of this additional potential funding.

The following table sets forth the Net Present Values (at an 8% discount rate and in millions of US Dollars) of the project (for a 100% interest, assuming all equity, and on an after tax basis). These figures are based on the revised capital costs and utilizing: US$1,200 per tonne for zinc sulphate; the forward curve until 2013 for copper on the London Metal Exchange*; and thereafter dropping to the indicated copper prices in the table. All other inputs and assumptions have been taken from the DFS.

Cu Price ($/lb)
		$ 1.50	$ 2.00	$ 2.50	$ 3.00	$ 3.50	$ 4.00
Co Price $/lb	$ 15.00	$ 637	$ 890	$ 1,142	$ 1,394	$ 1,646	$ 1,898
	$ 25.00	$ 903	$ 1,155	$ 1,407	$ 1,659	$ 1,911	$ 2,163
	$ 35.00	$ 1,167	$ 1,4190	$ 1,671	$ 1,923	$ 2,175	$ 2,437
	$ 45.00	$ 1,432	$ 1,6840	$ 1,936	$ 2,198	$ 2,451	$ 2,704
	$ 55.00	$ 1,706	$ 1,9590	$ 2,212	$ 2,465	$ 2,717	$ 2,970

* LME copper forward curve prices as of March 31 were:

2010-$3.44/lb; 2011-$3.27/lb; 2012-$3.13/lb

The Boleo Project

The Boleo property is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometres south of San Diego. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo property consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere, a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and to be operated in the biosphere.

The Boleo project is to be developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and Solvent Extraction – Electrowinning to produce copper and cobalt as metal, zinc as zinc sulphate and, at some point, manganese as manganese carbonate.

Current development in the quarter ended March 31, 2008

Engineering Update

After completing its high level independent review of the current capital cost estimate, Baja engaged AMEC Americas Limited of Vancouver to continue as lead engineer for the project. AMEC and the Company’s engineering group have continued to keep the schedule through the ordering of long lead delivery equipment. Purchase orders for the blower, T.G. sets, grinding mills and the scrubber have been issued. Engineering and adjudication work on the SX/EW long lead items has continued including copper rectifiers, stripping machine and cathodes and anodes. Work has also continued on the acid plant with the process flow and piping and instrumentation diagrams delivered. Engineering and assessment of the mining and tailings dam work required have continued on schedule.

AMEC, Oil Sands & Mining and Power & Process  is a leading supplier of high value consultancy, engineering and project management services to the mining, energy, power and process industries.  AMEC has approximately 19,000 employees, with offices in more than 25 countries across the world. AMEC employ a wide range of talented people - from scientists and environmental consultants to engineers and project managers. They advise clients on everything from front-end engineering design – through regulatory and environmental compliance, to project management and delivery.

Construction Update

The Company now has its own internal project management team, which consists of seasoned veterans in the industry. This team will monitor all activities for the Company. New members will be added as needed as the project moves forward.

The Industrial Company (“TIC”), of Steamboat Springs, Colorado continues with the early works on site. Initial work over the past several months consisted of completion of the cactus removal, quarantine and relocation programs at the early building of the construction camp site in accordance with our environmental permits. The Company and the local authorities of Santa Rosalia also continue to work in a cooperative effort to remediate the town’s existing landfill, located on the Company’s land, and to develop a controlled landfill facility in a new location to the north on land to be allocated by the Company for such purpose. In addition, geo-technical drilling and test work has been ongoing for the last few months at the process plant and tailings dam locations to enable an early start of construction.

Financing Update

The Company and Endeavour are working on a complete financing package to fully fund the capital cost budget of US$991 million for the Boleo Project including:

•

Development partnership;

•

Senior and subordinated debt;

•

Offtake arrangements; and if required;

•

Equity funding.

Permitting Update

The Company has received its final permit to construct and operate a wharf on the site.

Results of Operations

Comparison of March 31, 2008 to March 31, 2007

Operations

The March 31, 2007 quarter was the last full quarter of exploration in Baja.  With the published economic and technical results of the DFS on May 29, 2007 the Company moved into development and has capitalized $27,921,960 in development costs by the end of March 31, 2008. The Company currently has no revenue generating activities other than interest income.

Expenses

For the three month period ended March 31, 2008, the Company recorded a loss of $371,291 ($5,554,266 in 2007) or a loss per share of $0.00 (loss of $0.05 per share in 2007). The significant reduction in losses results from the capitalization for accounting purposes of development costs since the completion of the DFS.  Significant variances are outlined as follows:

•

Exploration: $NIL ($4,391,721 in 2007) – there was no exploration during the current period and all project costs related to development and were capitalized;

•

General and administration: $290,567 ($203,078 in 2007) – the increase is largely the result of rising office and travel expenses as the project grows in both personnel and complexity;

•

Professional and consulting fees: $157,039 ($108,540 in 2007) – the increase relates to significant professional, legal and tax costs from the corporate reorganization in Mexico plus the general growth in operational complexity;

•

Shareholder information: $145,880 ($362,428 in 2007) – the decrease is due to lower costs for investor relations activities in the first quarter of 2008 and the fact that there was no TSX initial filing fee as in 2007;

•

Stock based compensation: $38,764 ($287,302 in 2007) – March 31, 2007 was the last quarter when all options vested immediately. Beginning in May 2007, vesting occurs every six months over a 2 year period.  This policy has decreased significantly the option expense in a given quarter. The stock option expense has been allocated between administrative and development activities based upon the activities each individual performed for the Company; and

•

Wages and subcontractors: $219,711 ($187,282 in 2007) – additional key personnel and new staff have be added following the completion of the DFS, numerous additional administrative positions have been filled and the Company anticipates further staff increases as it moves into construction.

Other items

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Gain on sale of property, plant and equipment: $306,882 ($NIL in 2007) – the Company sold older mining equipment used in the test mine for a significant gain and purchased some new mining equipment which it paid for in early April 2008; and

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Interest income: $280,989 ($106,780 in 2007) – the increase is the result of the Company raising $45 million in September and October 2007 and the interest earned from this capital. Short term deposits amounted to $17,270,101 at March 31, 2008. The Company has not invested in any asset backed securities.

The Company expects expenditure levels during the remainder of the fiscal year 2008 to grow as the Company continues to build its organization. As the capital costs review is complete, the Company expects to close the various financings in the next quarter. Although the Company is optimistic about completing the project financing, Baja has not closed any of the written commitments or undertakings at the time of filing, and there is no guarantee that the Company will be able to secure any financing. The outcome of the various project financing negotiations will dictate the expenditure levels as the Company continues its development and construction during 2008.

Summary of Quarterly Information

The following quarterly financial data for the eight most recently completed quarters is presented in Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles.

Q2 Jun 30, 2006	Q3 Sep 30, 2006	Q4 Dec 31, 2006	Q1 Mar 31, 2007	Q2 Jun 30, 2007	Q3 Sep 30, 2007	Q4 Dec 31, 2007	Q1 Mar 31, 2008

Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Loss for the period	$(8,327,621)	$(7,325,621)	$(5,639,039)	$(5,577,013)	(3,798,604)	(1,396,053)	$(339,681)	$(371,291)
Basic and diluted loss per share for the period	$(0.08)	$(0.07)	$(0.06)	$(0.05)	$(0.03)	$(0.01)	$(0.00)	$(0.00)

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the losses and losses per share do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at March 31, 2008 was $22,758,465 compared with working capital of $31,741,926 as at December 31, 2007, a decrease of $8,983,461 which was spent on the project and is reflected in the increase in the mineral properties. During the period ended March 31, 2008 the Company raised $2,005,631 (2007 - $605,989) through the exercise of warrants and options. The Company spent $1,797,679 (2007 - $3,372,243) in operations, with the decrease from 2007 due to the completion of the DFS in 2007 and the subsequent capitalization of development costs. In 2008, the Company also disposed of $350,383 (2007 - $NIL) and purchased an additional $121,043 (2007 - $157,115) in property, plant and equipment and spent $11,417,193 (2007 - $NIL) on mineral properties and related development costs.

The Company’s combined cash and term deposit position as at March 31, 2008 was $21,988,692 compared with $33,226,648 as of December 31, 2007. The decrease was due to expenditures on capitalized mineral property costs. The Company has $1,760,169 (2007 - $2,691,712) of current liabilities, a decrease of $931,543 from year-end. The decrease is the result of the payment of outstanding fees to an engineering firm at year-end.

The current obligations of the company are expected to be funded through existing cash and term deposits.

Establishment of Trust Fund for Conservation

In 2007 the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the "Buffer Zone" of this Biosphere. The first cash payment to the fund was US$100,000, issued on January 31, 2007.  Additionally, the fund was issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. These Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of theCompany. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. This repurchase option represents a liability of USD$999,900 (or a discounted liability of CDN$810,223 at the present time) if the share price has not reached USD$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

Commitments

As at March 31, 2008, the Corporation had the following known contractual obligations, of which only $5.1 million are estimated payable if the obligations are terminated in the current year:

Contractual Obligations	Payments due by period Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations [1]	$258,000	$104,000	$154,000	$Nil	$Nil
Contract obligations[2,3]	$2,650,000	$1,920,000	$730,000	$Nil	$Nil
Purchase obligations[4]	$54,042,000	$34,042,000	$20,000,000	$Nil	$Nil
Other long term liabilities[5]	$999,900	$333,300	$666,600	$Nil	$Nil
Total	$57,949,900	$36,399,300	$21,550,600	$Nil	$Nil

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $74,250. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $29,051. The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis. The combined monthly lease is 16,800 Pesos (CDN$1,500).

The Company has entered into numerous contracts regarding development of the Boleo project. Total contractual values entered into at March 31, 2008 were estimated to be $3.0 million. The amounts paid or accrued on those contracts was $1.8 million, for a remaining commitment of $1.2 million.

The Company has entered several management consulting agreements with companies whose directors or officers are in common with the Company, that contain future commitments for 2008 to 2010 aggregating $1.5 million.

The Company has entered into numerous contracts regarding equipment purchases for the Boleo project. Total contractual values entered into at March 31, 2008 were estimated to be $60.5 million.  The amounts paid or accrued on those contracts were $6.5 million, for a remaining commitment of $54 million.

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 (total US$999,900) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant.

Capital Resources

The Company’s primary capital asset is the mineral property El Boleo, which is discussed in detail in the section, entitled ‘Overall Performance’.

The Company will require additional capital to fund the business activities during the next twelve months, as it has moved into the development stage and anticipates moving into the construction phase of the El Boleo project in the second quarter of 2008. The Company has no revenue from operations except interest income and does not expect to generate any revenue from operations until completion of construction and commencement of operations. The Company expects to raise the required construction capital of US$991 million through a combination of development partnership, senior and subordinate debt and equity financing. Baja has signed a development partnership for total funding of US$435 but not yet closed and has secured an underwritten commitment for US$515 million of debt financing with HVB, and a US$64 million lease facility from Cat Financial (Zurich).

While current cash reserves are expected to be adequate to cover all administrative costs for the next twelve months, the Company will require additional funds for the project capital costs. Capital costs to develop the Boleo project for the production of copper, cobalt and zinc sulphate (but not manganese) have been updated on April 17, 2007 based on the May 29, 2007 published DFS. The total project cost is now estimated to be US$991 million.

In addition to the construction costs of the Boleo project, outlined above, of which $5.1 million are committed, the Company anticipates or has committed to the following additional expenditures over the next 12 months:

•

Permitting activities on the Boleo Project of approximately $500,000;

•

Wages, management fees and subcontracts of approximately $5,000,000;

•

General and administrative expenses, including travel, legal, accounting and finance costs of approximately $4,200,000.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. Although the Company secured an underwritten commitment, in the short term it will continue to depend upon equity capital to finance its business activities. Despite the fact that management has successfully raised significant amounts of capital in the past, there are no assurances that future capital requirements will be met by this means of financing, as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing for the Company.

Environmental Action Plan

The Company currently is a single purpose company, that purpose being the development of the Boleo Project, Baja California Sur, Mexico. El Boleo is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits.  There is also the remnants of a former leach precipitation plant (the “LPF Plan”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper. In addition, there is a small (2 million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”. None of the LPF plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the project is located in the buffer zone of El Vizcaino and as discussed above and in Note 6 to the Company’s interim financial statements for the quarter ended March 31, 2008, the Company has established a compensation arrangement with the Mexican Commission for Natural Protected Areas; under which it has deposited US$100,000 into a Compensation fund, as well as three special warrants totaling US$1.1 million to partially fund the remedial work within El Vizcaino. This fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mines normal reclamation program.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of both community trash as well as waste from the local squid packing plants. Reclamation has been done under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A temporary disposal facility has been developed, pending construction of a more permanent facility (on land to the north of the project owned by the Company), and which will be donated to the community. Cost of remediation to date has been approximately $165,000 and is included as part of preliminary costs leading to construction.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years and more than 700 hectares over its initial 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency. Total cost of reclamation and closure costs over the life of mine are currently estimated to be US$35 million on an undiscounted amount. No financial reserve has yet been established in the Company’s financial statements for reclamation. It is anticipated that a sinking fund will be established, once production commences to provide a fund for reclamation.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals. As portals are closed, in accordance with mine plans, the affected area will be remediated. Remedial costs for each portal site are currently estimated to be US$10,000. Considering the annual projected operating budget (once full operation is achieved in 2010-2011) is of the order of US$100 million per year, the cost of remediation is not considered material. Annual environmental monitoring costs are currently approximately US$12,000 and as operation commences will increase to approximately US$25,000/year. Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure in contrast to a temporary closure of the mine. The expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at between $10 million and $15 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, it is expected that the salvage value of the plant and equipment would adequately cover reclamation costs if the Company did not otherwise have available funds.

As part of the Company’s Environmental Impact Manifest approval, the Company was required to identify local flora and fauna species that would be affected by its operation and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed at an approximate cost of US$135,000.

The Company has demonstrated its commitment to environmental matters and will conduct continuous monitoring programs over the life-of-mine at an anticipated annual cost of US$25,000.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

Transactions with Related Parties

During the quarter ended March 31, 2008 the Company paid $189,000 ($186,030 in 2007) in management and Directors fees to directors and officers of the Company, and to companies controlled by officers and directors of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable and accrued liabilities and special warrant liabilities are recorded at their fair values. The Company has no concentration of credit risk.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 142,801,087 issued and outstanding. The Company also had 9,590,000 outstanding stock options and 31,006,243 outstanding warrants available to be exercised.

Between March 31, 2008 and the date of filing, the Company granted no additional stock options and 75,000 were exercised for gross proceeds of $26,250.

Between March 31, 2008 and the date of filing, 359,958 warrants were exercised, for gross proceeds of $ 434,080.

Critical Accounting Estimates

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of mineral properties, foreign currency translations, provision for reclamation costs and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights, mining concessions and development costs. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following announced DFS results, the Company began capitalizing development costs.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised. As at March 31, 2008, the Company does not have any significant asset retirement obligations.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the employment position of the grantee. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Accounting Changes –current year

Effective January 1, 2008, The Company has adopted four new accounting standards relating to the recognition, measurement, disclosure and presentation of financial instruments. The new standards comprise four handbook sections:

Capital disclosures and financial instruments – disclosures and presentation

In December, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing disclosure requirements, and carrying forward unchanged the presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required under U.S Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2007.  Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S and Canadian securities legislation was disclosed.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Key changes to internal control during the first quarter include:

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Use of newly  installed JD Edwards accounting software in the parent corporation;

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The addition of new accounting personnel in Mexico to bring the accounting in-house; and

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Installation of JD Edwards accounting software in all Mexican subsidiaries.

These changes will allow better information flows to management and assist the Company in strengthening the internal control over financial reporting. We confirm there were no other changes in these controls during the most recent interim period ending March 31, 2008.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

The market price for copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

Outlook

Baja Mining Corp. is focused on its three key objectives in the second quarter of 2008. We also expect our development team to move into construction in the second quarter of 2008. The Company continues to use its best efforts to fast-track project development, with the objective of achieving production in 2010.

In addition, the Company continues all discussions with development partners and off-take parties; including discussion of possible subordinate debt financing to minimize equity financing requirements.

Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja Mining’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja Mining may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja Mining’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja Mining’s expectations include uncertainties involved in fluctuations in  copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo  property, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja Mining’s Annual Information Form for the year ended December 31, 2007, filed with the Canadian securities regulatory authorities, Baja Mining’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja Mining and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by Baja Mining are in compliance with NI 43-101 and also qualify as reserves under the SEC’s standards.